UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from _________ to _________


     Commission file number 1-12372

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                Cytec Employees' Savings and Profit Sharing Plan.

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Cytec Industries Inc.
                           Five Garret Mountain Plaza
                           West Paterson, New Jersey 07424

This Annual Report, including exhibits, contains 20 pages, numbered sequentially, including this cover page. The exhibit index is on page 18.

Item 4.  REQUIRED INFORMATION



Financial Statements
                                                                           Page
   Report of Independent Registered Public Accounting Firm (2004)             3
   Report of Independent Registered Public Accounting Firm (2003)             4

 Financial Statements:
   Statements of Net Assets Available for Benefits
      as of December 31, 2004 and 2003                                        5
   Statements of Changes in Net Assets Available for Benefits
      for the years ended December 31, 2004 and 2003                          6
   Notes to Financial Statements                                              7

 Supplemental Schedules:
   Schedule H, Line 4 (i) - Schedule of Assets Held for Investment
      Purposes as of December 31, 2004                                       15

   Schedule H, Line 4 (j) - Schedule of 5% Reportable Transactions
      for the year ended December 31, 2004                                   16

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To Members and Plan Administrator of the
Cytec Employees' Savings and Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Cytec Employees' Savings and Profit Sharing Plan as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cytec Employees' Savings and Profit Sharing Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2004 and 5% reportable transactions for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not required parts of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Amper, Politziner & Mattia, P.C.

Flemington, New Jersey
May 31, 2005

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Plan Administrator
Cytec Employees' Savings and Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Cytec Employees' Savings and Profit Sharing Plan as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cytec Employees' Savings and Profit Sharing Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.


Grant Thornton LLP

Edison, New Jersey
June 15, 2004

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                             As of
                                                          December 31,
                                                          ------------
                                                     2004              2003
                                                     ----              ----

     Investments, at Fair Value                  $442,759,566      $382,422,930

     Loans to Members                               5,932,239         5,458,943

     Receivables:
       Members' Contributions                       1,406,450         1,302,491
       Company Contributions                        9,428,886         5,597,120
                                                 -------------     -------------

             Total Receivables                     10,835,336         6,899,611
                                                 -------------     -------------


     Total Net Assets Available for Benefits     $459,527,141      $394,781,484
                                                 =============     =============


        The accompanying Notes are an integral part of these statements.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                       STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS


                                                    Years Ended December 31,
                                                    ------------------------

                                                     2004              2003
                                                     ----              ----
     Additions:
        Member Contributions                     $ 16,663,777      $ 15,406,456
        Company Contributions                      15,743,088        11,137,357
        Rollover Contributions from Members           477,987           659,633
        Asset Transfer in from members in the
         Avecia Investments Ltd. Plan                       -        15,573,080
        Interest on Loans to Members                  298,880           307,120
        Interest and Dividends                      9,415,906         7,613,342
        Net appreciation in Fair Value of
         Investments                               51,420,438        62,427,372
        Miscellaneous                                       -               214
                                                 -------------     -------------

     Total additions                               94,020,076       113,124,574

     Deduction:
        Benefit Payments to Members                29,274,419        22,475,251
                                                 -------------     -------------

     Net increase (decrease)                       64,745,657        90,649,323
     Net Assets Available for Benefits:
        Beginning of Year                         394,781,484       304,132,161
                                                 -------------     -------------
        End of Year                              $459,527,141      $394,781,484
                                                 =============     =============


        The accompanying Notes are an integral part of these statements.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2004 and 2003


(1)  Summary of Accounting Policies
     ------------------------------

     (a) Basis of Presentation and Accounting Estimates
         ----------------------------------------------

     The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America ("GAAP") as applied to defined contribution plans and in accordance with the terms of the trust agreement. GAAP requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. These significant estimates include the market values of investments. Actual results could materially differ from those estimates.

     (b) Investment Valuation and Income Recognition
         -------------------------------------------

     Investments are stated at fair value. Shares of mutual funds are valued at the quoted net asset value of shares held at year-end. The Cytec Stock Fund is valued at its year-end unit closing price (comprised of the year-end market price of shares of Cytec common stock owned by the Cytec Stock Fund plus 0.44% and 0.71% as of December 31, 2004 and 2003, respectively, of cash invested in money market fund assets). Loans are valued at cost which approximates fair value.

     The contracts underlying the Interest Income Fund are valued at fair value, which approximates contract value. Contract value represents contributions made plus interest accrued at the respective contract rate, less withdrawals. The contracts are nontransferable, but provide for benefit responsive withdrawals in accordance with SOP No. 94-4, Reporting of Investment Contracts Held by Health and Welfare Plans and Defined Contribution Pension Plans. In determining fair value, the Board of Directors of Vanguard Fiduciary Trust Company considers such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to perform in accordance with the terms of the contracts, and the likelihood that withdrawals would cause payment to be at amounts other than contract value. There are no limitations to liquidity guarantees and no valuation reserves are being recorded to adjust contract amounts.

     Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

     (c) Payment of Benefits
         -------------------

     Benefits are recorded when paid.

(2)  Plan Description
     ----------------

     (a) Organization
         ------------

     The Cytec Employees' Savings and Profit Sharing Plan (the "Plan") is a defined contribution plan and was established effective January 1, 1994 for the benefit of employees of Cytec Industries Inc. ("Cytec" or "the Company") and employees of its participating subsidiaries. The following is some general information regarding the Plan:

     The purpose of the Plan is to provide eligible employees with the opportunity to accumulate personal savings and to share in the growth and ownership of Cytec through receipt of profit sharing contributions and the allocations of Cytec common stock. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, (as amended).

     For a more complete description of the Plan provisions, refer to the Summary Plan Description and Plan Document.

     (b) Members' Contributions
         ----------------------

     Participating employees ("Members") may contribute to the Plan after the first of the month following their one month anniversary (as defined in the Plan). Contributions are made through payroll deductions which may range from 1% to 25% (subject to IRS limitations) of such Member's earnings (as defined), on a before-tax basis, an after-tax basis or a combination thereof. Members who are at least age 50 or older during a Plan year may make an additional "catch-up contribution" equal to a specified dollar amount on a before tax basis. An employee, who is covered by a collective bargaining agreement which allows for participation in the Plan, may be eligible to become a Member.

     Members may elect to make before-tax contributions which defers federal income taxes (and, generally, similar local and/or state income taxes) on their contributions (subject to IRS limitations) until the withdrawal or distribution of those contributions from the Plan.

     The Plan accepts eligible rollover contributions from Members. If a Member has been a participant in a plan subject to the provisions of Section 403
     (b), 457 or 401(a) of the Internal Revenue Code of 1986, as amended, such Member may, within sixty days of receiving a distribution from that previous employer's plan, transfer his or her eligible account balance into the Plan without tax implications.

     (c) Company Contributions
         ---------------------

     To be eligible for a Company matching contribution, a Member must have completed one year of service, as defined in the Plan.

With respect to members who are not covered by a collective bargaining agreement, matching contributions made by the Company are equal to 100% of such Members' contributions up to the first 3% of the Member's earnings, and 50% of Members' contributions up to the next 2% of the Member's earnings.

Effective January 1, 2004, the same matching contribution formula applies to Members subject to a collective bargaining agreement. Prior to January 1, 2004, matching contributions made by the Company on behalf of Members subject to a collective bargaining agreement were equal to 75% of such bargained Members' contributions on the first 4% of the Member's earnings, as defined.

For purposes of employee contributions and matched contributions, earnings are defined by the Plan.

In addition to matching contributions, at the discretion of the Executive Committee, for Plan years ending December 31, 2004 and 2003, the Company may make a profit sharing contribution equal to a percentage of each Member's earnings which percentage is determined by a defined formula based on the percentage growth in the Company's earnings per share. To be eligible for a profit sharing contribution, the Member must have been an active employee on December 31 of the respective Plan year and completed at least one year of service. Profit sharing contributions of $8,822,067 and $5,086,722 were made in 2004 and 2003, respectively. The Company can also make an additional discretionary profit sharing contribution to Members who are employed on December 31 of the respective Plan year and who have completed at least one year of service, generally excluding those Members who are corporate officers. The additional discretionary profit sharing contribution is allocated based on each such Members' earnings to the earnings of all such Members. No such additional discretionary profit sharing contributions were made in 2004 or 2003. Profit sharing contributions are recorded by the Plan in the year such contributions are earned, and are credited to the accounts of Members in the early part of the following year. For purposes of each profit sharing contribution, earnings are the annualized base pay on September 1 in the year for which the contribution is being made.

 All Company matching contributions for Members are invested in the Cytec Stock Fund, which invests in the common stock of Cytec Industries Inc. Profit sharing contributions are invested in the Interest Income Fund, unless specified differently by the Member, (participant directed).

The Plan was amended effective May 4, 2004 to designate the portion of the Plan invested in the Cytec Stock Fund as of May 3, 2004, and all subsequent contributions made thereto, as an employee stock ownership plan ("ESOP"). The portion of the Members account invested in the Cytec Stock Fund plus all contributions made thereafter are held in the ESOP Account ("ESOP Account"). Prior to May 4, 2004, a Member who had attained age 55 could only elect to transfer up to 20% of the number of shares of Company Stock credited to his matching account to any other Funds offered under the Plan. Effective May 4, 2004, a Member who has attained the age of 55 may elect to transfer up to 25% of the number of shares of Company Stock credited to his ESOP Account to any other fund offered by the Plan. Each year thereafter, the Member may annually transfer an additional 25% of the number of shares of Company Stock credited to his ESOP Account to any other Funds offered under the Plan. If a Member who is eligible to make this diversification election decides not to transfer, or to transfer less than the maximum percentage available for transfer in any particular calendar year, the amount which the Member can transfer in the following calendar year shall be increased by the percentage of the transfer foregone in the previous year. Notwithstanding the foregoing, a Member who attains age 60 may elect to transfer 100% of the number of shares of Company Stock in his ESOP Account to one or more other funds. Prior to May 4, 2004, a Member who had attained age 62 could elect to transfer 100% of the value in his matching account to one or more other funds.

     (d) Vesting
         -------

     All units representing employee contributions, Company match and profit sharing contributions, and earnings or losses thereon are fully vested at all times.

     (e) Withdrawals
         -----------

     During employment, a Member may make withdrawals in cash (or common stock of the Company in the case of withdrawals from the Cytec Stock Fund) of amounts applicable to employee and employer contributions and earnings or losses thereon, subject to certain restrictions. A Member can make hardship withdrawals of employee before-tax contributions which will preclude the Member from making additional employee before-tax contributions to the Plan for a six-month period. Employee before-tax contributions and matching contributions can be withdrawn after attainment of age 59 1/1/2. Company matching contributions made before January 1, 2001 and employee after-tax contributions can also be withdrawn.

     (f) Benefit Payments
         ----------------

     A Member's account balance under the Plan may be distributed in any one of two ways: lump-sum distribution, or in monthly installments over a period of 60, 120, 180, 240, 300, or 360 months, as elected (subject to limits imposed by the Internal Revenue Code). Prior to September 1, 2004 a Member could also elect to take a distribution as a single life annuity or 50% joint and survivor annuity.

     Minimum distributions are required to begin by April 1 of the calendar year following the later of:

     o    The calendar year in which the Member attains 70 1/2 years of age; or

     o The calendar year in which the Member terminates employment from the Company.

     (g) Loan Provisions
         ---------------

     An eligible Member may borrow up to fifty percent of the value of his before-tax and after-tax account balance, subject to a minimum of $1,000 and a maximum of $50,000 reduced by the highest loan balance outstanding during the prior twelve months. Loans for the purchase of a "principal residence" must be repaid in one to fifteen years, at the Member's option. Loans for all other purposes must be repaid in one to five years, at the Member's option. These loans are made at the prevailing market interest rates equal to prime rate plus one percent. In 2004, the applicable loan rates ranged from 4.75% to 10.50% and in 2003, the applicable loan rates ranged from 4.00% to 10.50%. No more than one loan from the Plan to a Member shall be permitted at any time. All principal and interest payments made by the Member are credited back to the Member's account.

(3)  Fund Management
     ---------------

     Under the terms of a trust agreement the Plan assets are held and managed by the Vanguard Fiduciary Trust Company (the "Trustee"), which has full discretionary power over investments in the Funds subject to the limitations thereon imposed by the investment objectives of the various funds and the provisions of the Employee Retirement Income Security Act of 1974, (as amended).

     The Plan Administrator, who is an officer of the Company and the Named Fiduciary, has full authority to control and manage the operation and administration of the Plan.

(4)  Party-in-Interest Transactions
     ------------------------------

     The Plan invests in mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is a trustee and thus transactions qualify as party-in-interest transactions.

(5)  Non-Participant Directed Funds
     ------------------------------

     All funds are Member directed with the exception of Cytec matching contributions which are solely invested in, and remain in, the Cytec Stock Fund; provided, however, those Members who are at least age 55 may elect an investment change with regards to their ESOP account (which includes all matching contributions), subject to certain restrictions (see Note 2c). Additionally, profit sharing contributions are invested in a Member's Interest Income Fund in the event that Member has not specified into which fund the contribution should be directed.

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                           December 31,
                                                           ------------
                                                       2004            2003
                                                       ----            ----
     Cytec Stock Fund                               $68,231,598     $48,878,544


                                                            Year Ended
                                                           December 31,
                                                           ------------
                                                       2004            2003
                                                       ----            ----
     Balance at Beginning of Year                   $48,878,544     $32,855,154
     Changes in Net Assets Available for Benefits:
            Contributions                             6,788,459       6,042,689
            Net Appreciation                         17,341,179      13,752,449
     Benefits Paid to Participants                   (3,026,331)     (2,716,379)
            Transfer to Participant Directed
             Investments                             (2,145,257)     (1,062,067)
            Miscellaneous                               395,004           6,698
                                                    ------------    ------------
     Balance at End of Year                         $68,231,598     $48,878,544
                                                    ============    ============

(6)  Plan Expenses
     -------------

     Administrative expenses of the Plan are currently paid by the Company. However, the Company has the right to charge future expenses to the Trust. Investment advisory fees for portfolio management of Vanguard funds are paid directly from fund earnings. Investment expenses related to the investment contracts in the Interest Income Fund are deducted from the assets in the fund.

(7)  Plan Termination
     ----------------

     The Plan has no termination date and it is the Company's current intention to continue the Plan indefinitely. However, the Company may terminate, amend, modify or suspend the Plan at any time.

(8)  Tax Status of the Plan
     ----------------------

     The Internal Revenue Service issued a determination letter on May 20, 2004 which stated that the Plan and its underlying Trust qualify under the provisions of Section 401(a) of the Internal Revenue Code and therefore, are exempt from federal income taxes under provisions of Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, however the Company believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the Internal Revenue Code.

(9)  Risks and Uncertainties
     -----------------------

     The Plan provides for investments in various investment securities, which in general, investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

(10) Investments
     -----------

     (a) Investment Holdings
         -------------------

     The Plan's investments, which exceed 5% of net assets available for Plan benefits, consisted of the following at December 31:

                                                 2004              2003
                                                 ----              ----
     Cytec Stock Fund*                       $138,626,178      $107,305,651
     Interest Income Fund                     122,456,493       116,857,971
     Vanguard Balanced Index Fund              30,920,927        28,435,974
     Vanguard 500 Index Fund                   77,901,918        72,779,667

* Includes participant and non-participant directed funds.

     (b) Interest Income Fund
         --------------------

     The Interest Income Fund is intended to provide fixed income with minimal risk. Contributions to the Interest Income Fund are invested primarily in contracts with insurance companies and other financial institutions at the discretion of Vanguard. The Interest Income Fund's average yield was 4.09% and 4.89% for 2004 and 2003, respectively. The range of crediting interest rate was 1.93% to 5.41% and 0.76% to 7.57% for 2004 and 2003, respectively. The interest rate paid by the issuer or contract may be fixed over the life of the contract or adjusted periodically. Contract rates should not fall below -0-%.

     Investments in the Interest Income Fund at December 31, 2004 and 2003 were:

                                                       2004            2003
                                                       ----            ----
     AIG Financial                                  $10,615,522     $10,742,577
     American International Life Assurance                   --       1,824,524
     IXIS (formerly CDC Capital)                      2,500,855       2,500,758
     Massachusetts Mutual Life Insurance                     --       2,569,499
     NatWest Markets                                         --       1,320,164
     New York Life Insurance                                 --       6,453,607
     Rabobank                                         4,336,234       4,109,532
     State Street Bank                                       --       4,551,070
     UBS AG                                          19,699,330      18,824,217
     Vanguard Federal Money Market                    2,829,829       3,997,635
     Vanguard Retirement Savings Trust               82,474,723      59,964,388
                                                   -------------   -------------

                                                   $122,456,493    $116,857,971
                                                   =============   =============

     (c) Net appreciation (depreciation) in Fair Value of Investments
         ------------------------------------------------------------

     During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated in value as follows:

                                                       2004            2003
                                                       ----            ----
     Cytec Stock Fund                               $35,739,123     $32,323,834
     Mutual Funds                                    15,681,315      30,103,538
                                                   -------------   -------------
                                                    $51,420,438     $62,427,372
                                                   =============   =============

(12) Mutual Fund Fees
     ----------------

     Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees, which are allowable under Section 12b-1 of the Investment Company Act of 1940 and which may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

(12) Plan Merger
     -----------

     Certain business units of Avecia Investments Limited ("Avecia"), the plan sponsor of the Avecia Deferred Compensation Plan were acquired by the Company in July of 2003. The former employees of Avecia became eligible to participate in the Plan on August 1, 2003. On September 30, 2003, the Avecia Deferred Compensation Plan transferred $15,573,080 of participant accounts to the Plan.

(13) Plan Amendment
     --------------

     On May 3, 2004, the management of the Company approved the designation of a portion of the Plan assets as an Employee Stock Ownership Plan (ESOP). Effective May 4, 2004, all future contributions and all existing money in the Cytec Stock Fund as of May 3, 2004 were considered ESOP assets. Members have the option to re-invest future cash dividends on ESOP assets or to have the cash dividends distributed. If no election is made, cash dividends are re-invested.


                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                             Schedule H, Line 4 (i)
                 Schedule of Assets Held for Investment Purposes
                             As of December 31, 2004


                                                                  Description of
   Identity of issuer, borrower, lessor, or similar party           investment              Cost             Fair Value
   ------------------------------------------------------           ----------              ----             ----------
Vanguard 500 Index Fund*                                            Mutual fund              ***            $77,901,918
Vanguard Balanced Index Fund*                                       Mutual fund              ***             30,920,927
Vanguard Explorer Fund*                                             Mutual fund              ***             22,606,224
Vanguard International Growth Fund*                                 Mutual fund              ***             10,362,542
Vanguard LifeStrategy Conservative Growth Fund*                     Mutual fund              ***              7,001,076
Vanguard LifeStrategy Growth Fund*                                  Mutual fund              ***             14,937,814
Vanguard Prime Money Market*                                     Money market fund           ***                 27,203
Vanguard PRIMECAP Fund*                                             Mutual fund              ***             12,931,771
Vanguard Total Bond Market Index Fund*                              Mutual fund              ***              4,987,420
Cytec Stock Fund****                                                                     $70,554,812        138,626,178
Loan Fund**                                                      Participant loans           ***              5,932,239
Interest Income Fund*                                          Unallocated insurance         ***
                                                                      contract                              122,456,493
                                                                                                           -------------
                                                                                                           $448,691,805
                                                                                                           =============



   * Party-in-interest

  ** Rates ranged from 4.75% to 10.50% for loans outstanding during 2004.

 *** Cost of participant-directed investments is not required.

**** Party-in-interest and includes both participant and non-participant directed funds.


                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
          Schedule H, Line 4 (j) Schedule of 5% Reportable Transactions
                      For the Year Ended December 31, 2004


    Identity of           Description          Purchase        Selling         Cost of           Net Gain
  Party Involved           of Assets            Price           Price           Assets           or (Loss)
  --------------           ---------            -----           -----           ------           ---------
The Vanguard Group      Cytec Stock Fund      24,685,455             N/A             N/A              N/A

The Vanguard Group      Cytec Stock Fund             N/A      29,104,051      20,739,006        8,365,045

                                    Signature
                                    ---------

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               Cytec Employees' Savings and Profit Sharing Plan



                               By: /s/ Joseph E. Marosits
                                   --------------------------------
                                   Joseph E. Marosits
                                   Plan Administrator

June 17, 2005




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


                                  EXHIBIT INDEX
                                  -------------


23.1     Consent of Amper, Politziner & Mattia, P.C.
23.2     Consent of Grant Thornton LLP




                                       18